Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

Exhibit 7.1

March 10, 2006

To the Board of Directors
PowerCold Corp.

After discussions with the certifying officer of PowerCold Corp., we believe that the Company's 2005 Forms 10-QSB for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 contain certain errors and material departures which are attributed to a prior subsidiary of the Company. These errors concern revenue recognition on contracts-in-progress and will likely result in total revenues being reduced based on a cumulative method by approximately $4,000,000 for the nine months ended September 30, 2005. These errors become apparent during the current audit of the financial statements for the year ending December 31, 2005. We believe the previously filed quarterly information is unreliable for the quarters ending March 31, 2005, June 30, 2005 and September 30, 2005.

Based upon our current audit procedures we are informing the Company's management as of March 10, 2006 that the above described financial information is not reliable.

The Company must file a Form 8-K within two days of receipt of this letter in accordance with Item 4.02.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, WA